Filed Pursuant to Rule 433

Registration No. 333-211317

Registration No. 333-211317-01

August 7, 2017

The information in this pricing supplement supplements the preliminary prospectus supplement, dated August 7, 2017 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement.

$700,000,000 4.875% Junior Subordinated Notes D due August 16, 2077 (the “Non-Call 5 Notes”) $1,000,000,000 5.250% Junior Subordinated Notes E due August 16, 2077 (the “Non-Call 10 Notes”)

Issuer:	Enterprise Products Operating LLC (“EPO”)

Guarantee:	The Non-Call 5 Notes and the Non-Call 10 Notes (collectively, the “notes”) will be unconditionally guaranteed on a subordinated basis by Enterprise Products Partners L.P.

Ratings:*	Baa2 by Moody’s Investors Service, Inc. BBB- by S&P Global Ratings

Trade Date:	August 7, 2017

Expected Settlement Date:	August 16, 2017 (T+7)**

Note Type:	Junior Subordinated Notes

Legal Format:	SEC Registered

Principal Amount:	$700,000,000 for the Non-Call 5 Notes $1,000,000,000 for the Non-Call 10 Notes

Over-allotment Option:	None

Price to Public:	100.000% for the Non-Call 5 Notes 100.000% for the Non-Call 10 Notes

Maturity Date:	August 16, 2077 for the Non-Call 5 Notes August 16, 2077 for the Non-Call 10 Notes

Interest Rate During Fixed Rate Period:	Non-Call 5 Notes—4.875% up to, but not including, August 16, 2022 Non-Call 10 Notes—5.250% up to, but not including, August 16, 2027

Interest Rate During Floating Rate Period:

Non-Call 5 Notes—From, and including, August 16, 2022, at a floating rate based on three month LIBOR, plus 298.6 basis points, reset quarterly

Non-Call 10 Notes—From, and including, August 16, 2027, at a floating rate based on three month LIBOR, plus 303.3 basis points, reset quarterly

Optional Deferral:	Up to 10 consecutive years per deferral

Optional Redemption:

Non-Call 5 Notes—Redeemable, in whole or in part, on or after August 16, 2022 at 100% of the principal amount, plus any accrued or unpaid interest

Non-Call 10 Notes—Redeemable, in whole or in part, on or after August 16, 2027 at 100% of the principal amount, plus any accrued or unpaid interest

Call for Tax Event:

Non-Call 5 Notes—Prior to August 16, 2022, at any time at 100% of the principal amount, plus any accrued and unpaid interest

Non-Call 10 Notes—Prior to August 16, 2027, at any time at 100% of the principal amount, plus any accrued and unpaid interest

Call for Rating Agency Event:

Non-Call 5 Notes—Prior to August 16, 2022, at any time at 102% of the principal amount, plus any accrued and unpaid interest

Non-Call 10 Notes—Prior to August 16, 2027, at any time at 102% of the principal amount, plus any accrued and unpaid interest

Interest Payment Dates During Fixed Rate Period:

Non-Call 5 Notes—Semi-Annually in arrears on February 16 and August 16 of each year, beginning on February 16, 2018

Non-Call 10 Notes—Semi-Annually in arrears on February 16 and August 16 of each year, beginning on February 16, 2018

Interest Payment Dates During Floating Rate Period:

Non-Call 5 Notes—Quarterly in arrears on February 16, May 16, August 16 and November 16 of each year, beginning on November 16, 2022

Non-Call 10 Notes—Quarterly in arrears on February 16, May 16, August 16 and November 16 of each year, beginning on November 16, 2027

CUSIP/ISIN:	29379V BM4/US29379VBM46 on the Non-Call 5 Notes 29379V BN2/US29379VBN29 on the Non-Call 10 Notes

Use of Proceeds:	EPO will receive aggregate net proceeds of approximately $1.68 billion from the sale of the notes to the underwriters, after deducting the underwriting discount and estimated other offering expenses payable by EPO. EPO expects to use the net proceeds of this offering for (i) the repayment of debt, which may include the temporary repayment of amounts outstanding under EPO’s commercial paper program, payment of EPO’s $800 million principal amount of Senior Notes L due September 2017 at their maturity, and the redemption prior to maturity of up to $700 million aggregate principal amount of EPO’s outstanding Junior Subordinated Notes A due August 2066, Junior Subordinated Notes B due January 2068, and/or Junior Subordinated Notes C due June 2067 and (ii) general company purposes.

Joint Book-Running Managers:

Citigroup Global Markets Inc.

Barclays Capital Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

Credit Suisse Securities (USA) LLC

RBC Capital Markets, LLC

SMBC Nikko Securities America, Inc.

SunTrust Robinson Humphrey, Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Co-Managers:

BBVA Securities Inc.

Deutsche Bank Securities Inc.

DNB Markets, Inc.

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Morgan Stanley & Co. LLC

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

TD Securities (USA) LLC

Amendments to the Preliminary Prospectus Supplement:

The section of the Preliminary Prospectus Supplement entitled “Capitalization” is amended as follows, and all other information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes set forth below.

In the “As Adjusted” column of the June 30, 2017 capitalization table shown under the section of the Preliminary Prospectus Supplement titled “Capitalization,” the following line items are updated to reflect the assumed application of net proceeds at that date (unaudited): cash and cash equivalents is $28.6 million; Commercial Paper Notes, variable rates is $574.0 million; Senior Notes L, 6.30% fixed-rate, due September 2017 is zero; total principal amount of senior debt obligations is $20,424.0 million; Enterprise Junior Subordinated Notes A, fixed/variable-rate, due August 2066 is $521.1 million; Enterprise Junior Subordinated Notes C, fixed/variable-rate, due June 2067 is $256.4 million; Enterprise Junior Subordinated Notes B, fixed/variable-rate, due January 2068 is $682.7 million; Enterprise Junior Subordinated Notes D, fixed/variable-rate, due August 2077 is $700.0 million; Enterprise Junior Subordinated Notes E, fixed/variable-rate, due August 2077 is $1,000.0 million; total principal amount of senior and junior debt obligations is $23,598.4 million; total other, non-principal amounts is $217.1 million; total debt obligations, including current maturities is $23,381.3 million; and total debt and equity is $46,261.5 million.

In addition, footnote (1) to the capitalization table shown under the section of the Preliminary Prospectus Supplement titled “Capitalization,” is added to each of the following rows: Enterprise Junior Subordinated Notes A, fixed/variable-rate, due August 2066, Enterprise Junior Subordinated Notes C, fixed/variable-rate, due June 2067 and Enterprise Junior Subordinated Notes B, fixed/variable-rate, due January 2068. Further, such footnote (1) is amended to add the following:

As set forth in “Use of Proceeds,” the Company may issue additional commercial paper notes in order to redeem prior to maturity up to $700 million aggregate principal amount of EPO’s outstanding Junior Subordinated Notes A due August 2066, Junior Subordinated Notes B due January 2068, and/or Junior Subordinated Notes C due June 2067.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**	EPO expects delivery of the notes will be made against payment therefor on or about August 16, 2017, which is the seventh business day following the date of pricing of the notes (such settlement cycle being referred to as “T+7”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing of the notes or the next three succeeding business days will be required, by virtue of the fact that the notes initially will settle T+7, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing of the notes or the next three succeeding business days should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1 (800) 831-9146 or Barclays Capital Inc. at 1 (888) 603-5847.